MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

November 16, 2017

VIA EDGAR

Mr. Jeff Long

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pacific Select Fund (the “Trust”), File No. 811-05141
N-CSR Filing

Dear Mr. Long:

This letter is being provided in response to an oral comment received from the U.S. Securities and Exchange Commission staff on November 1, 2017, regarding the Trust’s December 31, 2016 Annual Reports to Shareholders (the “Reports”), which were filed on March 3, 2017 (SEC Accession No. 0001193125-17-074401). Set forth below is the staff’s comment followed by the Trust’s response.

Comment: As reflected in the Reports, a number of Funds of the Trust have 25% or more of their net assets invested in a single sector as of fiscal year-end. However, the most recent prospectuses of the Trust do not include industry concentration or sector risk disclosure for these Funds. It is the position of the staff that sector risk should be included for any Fund that consistently invests 25% or more of its net assets in a single sector.

These Funds, and their sector exposure as of December 31, 2016, include the following:

●	PD Emerging Markets Portfolio	25.5% in Financials

●	Comstock Portfolio	35.6% in Financials

●	Dividend Growth Portfolio	26.9% in Consumer, Non-Cyclical

●	Mid-Cap Value Portfolio	34.6% in Financials

●	Small-Cap Equity Portfolio	32.7% in Financials

●	Small-Cap Growth Portfolio	29.2% in Consumer, Non-Cyclical

●	Value Advantage Portfolio	36.6% in Financials

●	International Large-Cap Portfolio	34.8% in Consumer, Non-Cyclical

●	International Value Portfolio	34.5% in Financials

Response: These Funds do not have a policy to concentrate in securities of issuers in any particular industry. In the Schedule of Investments section of each Report, the Trust breaks out Fund holdings

Jeff Long

November 16, 2017

by broad market sectors. Each such sector may encompass many industries. For example, “Financials” is a broad market sector, and is therefore broader than “an industry” as used in a Fund’s concentration policy. Accordingly, although more than 25% of certain Funds’ assets were invested in the Financials sector at the end of the Funds’ fiscal year, those Funds were not concentrated in securities of issuers in any particular industry.

Sector Risk is listed in the most recent prospectuses for the Trust (dated May 1, 2017) under Item 9 disclosure, which describes the risk that a Fund may, from time to time, be invested more heavily in a particular sector based on investment opportunities or market conditions. This risk is not listed in the summary portion of the prospectuses because the Funds do not have a principal investment strategy to focus their investments in a particular sector for any given period of time. Each Fund may not have more than 25% of its assets invested in any particular sector at any given time, and if at times it does, it could fall below 25% shortly thereafter. The Registrant believes that any prospectus disclosure added to identify a particular sector and related risk to which a Fund has significant exposure as of a discrete point in time could become inapplicable shortly thereafter, and therefore could become misleading or confusing to investors as it sets up an expectation that a principal investment strategy of the Fund is to invest in the identified sector(s). As such, the Registrant believes that the current disclosure in the prospectuses is adequate. However, in light of this staff comment, as well as staff comments received for companion fund family disclosures earlier this year, Sector Risk will be added to the summary portion of the prospectuses for each Fund that has an exposure of 25% or more of its net assets in any one sector as of fiscal year-end, as reflected in the annual shareholder report.

If you have any questions or further comments regarding this matter, please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Trevor Smith, Pacific Life Insurance Company
Laurene MacElwee, Pacific Life Fund Advisors LLC
Audrey L. Cheng, Esq., Pacific Life Insurance Company
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Schiff Hardin LLP